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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 28, 2004

Commission File Number: 000-30684

BOOKHAM TECHNOLOGY PLC
(Exact name of registrant as specified in its charter)

90 Milton Park
Abingdon, Oxfordshire OX1 4RY
England
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

        On August 28, 2004, Bookham Technology plc (the "Company") placed an advertisement in a U.K. newspaper providing notice with respect to the proposed scheme of arrangement (the "Scheme of Arrangement") pursuant to which the Company will become a wholly-owned subsidiary of Bookham, Inc., a Delaware corporation. A copy of this advertisement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

        On September 1, 2004, the Company issued a press release announcing that Robert Rickman and Winston Fu had informed the Company that they did not intend to serve on the board or directors of Bookham, Inc. following the completion of the Company's proposed Scheme of Arrangement. The Company also announced that David Simpson, a former member of the board of directors of the Company, had been invited to join the board of directors of Bookham, Inc. on completion of the Scheme of Arrangement. A copy of this press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

        On September 8, 2004, the Company issued a press release regarding the Scheme of Arrangement and the cancellation of the listing of its Ordinary Shares on the Official List of the U.K. Listing Authority. A copy of this press release is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

        On September 10, 2004, the Company issued two press releases regarding the Scheme of Arrangement. A copy of these press releases are attached hereto as Exhibit 99.4 and 99.5 and are incorporated herein by reference.

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Exhibits

99.1
Advertisement placed on August 28, 2004.

99.2
Press Release issued on September 1, 2004.

99.3
Press Release issued on September 8, 2004.

99.4
Press Release issued on September 10, 2004.

99.5
Press Release issued on September 10, 2004.

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Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOOKHAM TECHNOLOGY PLC
DATE: SEPTEMBER 10, 2004	By:	/s/ GIORGIO ANANIA
Name: Giorgio Anania
Title: Chief Executive Officer

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BOOKHAM TECHNOLOGY PLC

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Advertisement placed on August 28, 2004.
99.2	Press Release issued on September 1, 2004.
99.3	Press Release issued on September 8, 2004.
99.4	Press Release issued on September 10, 2004.
99.5	Press Release issued on September 10, 2004.

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Signatures
BOOKHAM TECHNOLOGY PLC
INDEX TO EXHIBITS